Exhibit 12.1
Viasystems Group, Inc.
Calculation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Year ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Add:

Income (loss) before income taxes	$31,678	$(46,960)	$(10,535)	$1,578	$(7,097)
Fixed charges (see below)	35,498	40,667	36,859	35,443	45,071
Less:
Noncontrolling interest in pre-tax income of subsidiaries	2,821	—	—	—	—

	$64,355	$(6,293)	$26,324	$37,021	$37,974

Combined Fixed Charges and Preference Dividends:
Fixed Charges:

Interest expensed	$31,150	$34,877	$33,034	$31,673	$39,954
Amortized costs related to indebtedness	2,700	4,311	2,063	2,065	3,176
Estimate of the interest within rental expense	1,648	1,479	1,762	1,705	1,941

Total fixed charges	35,498	40,667	36,859	35,443	45,071

Preference Dividends	—	—	—	—	—

Combined Fixed Charges and Preference Dividends	$35,498	$40,667	$36,859	$35,443	$45,071

Ratio of earnings to combined fixed charges and preference dividends (1)	1.8 x	—	—	1.0 x	—

(1)	For the years ended December 31, 2009, 2008 and 2006, the ratio was less than 1.0x. To achieve a ratio of 1.0x, additional pre-tax earnings would have been required in the amount of $47.0 million, $10.5 million and $7.1 million, respectively.